

May 8, 2025

Amy Rothstein
Chief Legal Officer
Nexxen International Ltd.
100 Redwood Shores Parkway, 3rd Floor
Redwood City, CA 94065

> **Re: Nexxen International Ltd.**
> **Schedule TO-I Filed May 2, 2025**
> **File No. 005-92626**

Dear Amy Rothstein:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed May 2, 2025

General

1. We note that your response to Item 10 of Schedule TO and Item 1010(a) of Regulation M-A incorporates by reference Sections 16 and 17 of the Offering Memorandum, which in turn incorporates the Company's Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 5, 2025, by reference, among other SEC filings. Please revise to include an express statement that the financial statements from the Company's latest Annual Report on Form 20-F are incorporated by reference into your Schedule TO, and clearly identify the relevant disclosure incorporated by reference by page, paragraph, caption or otherwise. See Instruction 3 to Item 10 of Schedule TO.

2. See our comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and

Telephone Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov. Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e-4(e)(3).

Purpose of the Offer, page 14

3.   Refer to Item 6 of Schedule TO. Please revise to state your current intentions with respect to any plans, proposals or negotiations related to the kinds of transactions listed in Item 1006(c) of Regulation M-A.

Withdrawal Rights; Change in Election, page 17

4.   We note the disclosure on page 17 of the Offering Memorandum that "[n]o withdrawal rights will apply to Eligible Options tendered during a subsequent offering period and no withdrawal rights will apply during a subsequent offering period to Eligible Options tendered during the initial period of the Offer." Exchange Act Rule 13e-4 and other rules applicable to issuer tender offers do not permit the use of a subsequent offering period. Please revise.

Conditions of the Offer, page 18

5.   Please revise condition (e) on page 19 of the Offering Memorandum to fill in the missing closing price of Ordinary Shares on Nasdaq on May 1, 2025 so that Eligible Participants can readily determine whether this condition has been triggered.

Extension of Offer; Termination; Amendment, page 23

6.   We note that the first paragraph on page 24 of the Offering Memorandum indicates that the Company can terminate or amend the Offer and postpone acceptance and cancellation of the tendered Eligible Options if any of the conditions specified in Section 6 occurs. The immediately preceding paragraph makes a similar statement with respect to Section 7 of the Offering Memorandum. Section 7 lists the Offer conditions, whereas Section 6 does not appear to relate to the Offer conditions. Please revise the first paragraph on page 24, or otherwise advise.

Additional Information, page 25

7.   The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in the third paragraph of this section accordingly.

We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions